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                               January 26, 2024

       James Crotty
       Chief Executive Officer
       Bancorp 34, Inc.
       8777 E. Hartford Drive, Suite 100
       Scottsdale, Arizona 85255

                                                        Re: Bancorp 34, Inc.
                                                            Post-Effective
Amendment to Form S-4
                                                            Filed January 5,
2024
                                                            File No. 333-273901

       Dear James Crotty:

                                                        We have reviewed your
post-effective amendment and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post Effective Amendment No. 1 to Form S-4

       Lending and Interest Rate Risks, page 43

   1. Consistent with your disclosure on page 179, please add a new risk factor or update an existing risk factor to
discuss that you experienced a deterioration of a large out of market commercial real estate
credit, that management engaged an external party to complete a loan review of your out
of market collateral portfolio, that management conducted
                                                        a review of the largest
out of market credits as well as those credit   s property
                                                        appraisals, and that
you plan to limit out of market lending moving forward. Also, discuss the possibility that
you may experience material deteriorations with other existing commercial real estate
loans.
       General

   2. We note the disclosure that you will file a registration statement registering the additional shares for the increase
in the exchange ratio. Please advise us on the timing of the other registration statement
in relation to the timing of the merger and explain if that share
 James Crotty
Bancorp 34, Inc.
January 26, 2024
Page 2
         issuance will be an exchange offer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Crotty                            Sincerely,
Comapany NameBancorp 34, Inc.
                                                          Division of
Corporation Finance
January 26, 2024 Page 2                                   Office of Finance
FirstName LastName